QuickLinks -- Click here to rapidly navigate through this document

[LETTERHEAD OF CARLSMITH BALL LLP]

February 1, 2008

Donna Levy, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  ML Macadamia Orchards, L.P. Preliminary Proxy Statement Amendment No. 1 File No. 1-09145

Dear Ms. Levy:

        Thank you for your telephone call of a few days ago in which you notified me that the Commission had approved the Preliminary Proxy Statement Amendment No. 1 providing that ML Macadamia Orchards, L.P. ("MLMO") add a sentence clarifying that MLMO had no specific target at this time.

        We have modified our Preliminary Proxy Statement by adding the following sentences at the end of the third full paragraph on Page 2 which starts with the words "Over the past 18 months, ":

        "To conduct processing, the Partnership can either seek to acquire one of the few existing processing plants on the island of Hawaii or can acquire the necessary equipment and establish its own plant. The Partnership has not yet determined which alternative or specific target that it will pursue at this time."

        In addition, two new events have occurred. We thought that a short description of these events should be added to the proxy statement. They are (a) a report that MLMO has filed suit against one its processors for breach of contract for failing to purchase and/or process nuts as required by the contract, and (b) MLMO has retained the services of a proxy solicitation firm to solicit proxies for the special meeting of unitholders.

        The dates contained in the draft proxy statement will be amended to provide for a new record date, mailing date, and meeting date.

        I am attaching (a) a clean copy of the proposed proxy statement and (b) a copy of the revised proxy statement red-lined against the one which you approved a few days ago and showing the minor changes noted above. We would prefer not to file another amendment with these changes and instead just include them in the definitive proxy statement which MLMO will file. Can you let me know if we can proceed directly to our definitive filing?

        Thank you for your consideration.

                      Sincerely,

                      /s/ James H. Case

                      James H. Case

QuickLinks

[LETTERHEAD OF CARLSMITH BALL LLP]